SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Commission File Number 1-14640-01

For the month of August, 2003

UNIBANCO HOLDINGS S.A.
(Exact name of registrant as specified in its charter)

Unibanco Holdings S.A.
(Translation of Registrant's name into English)

Av. Eusébio Matoso, 891
05423-901 São Paulo - SP, Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.

Yes _______ No ___X____

CONSOLIDATED FORM
Management and Related Persons$#146; Negotiation $#150; Article 11 $#150; CVM Instruction 358/2002

July 2003
( x ) only the following transactions with securities and derivatives, in accordance to article 11 of CVM Instruction 358/2002 were carried out.(1)

( ) no transactions with securities and derivatives, in accordance with article 11 of CVM Instruction 358/2002 were carried out.

Denomination of the Company: UNIBANCO HOLDINGS S.A.
Group and Related Persons	(x) Board of Directors		( ) Board of Officers	( ) Audit Committee		( ) Technical or Consultive Bodies
Initial Balance
Security/ Derivative	Features of the Securities (2)			Quantity		% of participation
						Same Type / Total	Total
Share	Preferred, class “B”, nominative, no nominal price and book-entry share			77,229,695		0.17816	0.09158
Share	Common, nominative, no nominal price and book-entry share			15		0	0
Operations in the Month
Security / Derivative	Features of the Securities (2)	Intermediate	Transaction	Day	Quantity	Price (*)	Volume (R$) (3)
Share	Preferred Class B, nominative, no nominal price and book-entry share	(**) (**) (**) (**) (**) (**) (**)	Sale	01.Jul 07.Jul 07.Jul 07.Jul 28.Jul 28.Jul 28.Jul	100,000 1,400,000 6,600,000 6,204 55,960 20,000 700,000	48.50 49.35 49.50 49.00 50.27 51.00 51.15	4,850.00 69,090.00 326,700.00 304.00 2,813.11 1,020.00 35,805.00
			Total Sales	-	8,882,164	-	440,582.11
Final Balance
Security/ Derivative	Features of the Securities (2)			Quantity		% of participation
						Same Type / Total	Total
Share	Preferred, class “B”, nominative, no nominal price and book-entry share			68,347,531		0.15767	0.08105
Share	Common, nominative, no nominal price and book-entry share			15		0	0

Denomination of the Controlled Company: UNIBANCO-UNIÃO DE BANCOS BRASILEIROS S.A.
Group and Related Persons	(x) Board of Directors		( ) Board of Officers	( ) Audit Committee		( ) Technical or Consultive Bodies
Initial Balance
Security/ Derivative	Features of the Securities (2)			Quantity		% of participation
						Same Type / Total	Total
Share	Preferred, nominative, no nominal price and book-entry share			77,629,695		0.11885	0.05510
Share	Common, nominative, no nominal price and book-entry share			11,660		0.00002	0.00001
Operations in the Month
Security / Derivative	Features of the Securities (2)	Intermediate	Transaction	Day	Quantity	Price (*)	Volume (R$) (3)
Share	Preferred nominative, no nominal price and book-entry share	(**) (**) (**) (**) (**) (**) (**)	Sale	01.Jul 07.Jul 07.Jul 07.Jul 18.Jul 21.Jul 25.Jul 28.Jul 28.Jul 28.Jul 28.Jul	100,000 1,400,000 6,600,000 6,204 100,000 100,000 100,000 100,000 55,960 20,000 700,000	48.50 49.35 49.50 49.00 46.40 46.70 47.00 47.50 50.27 51.00 51.15	4,850.00 69,090.00 326,700.00 304.00 4,460.00 4,670.00 4,750.00 2,813.11 1,020.00 35,805.00
			Total Sales	-	9,282,164	-	459,342.11
Share	Preferred nominative, no nominal price and book-entry share		Buy	07.Jul	17,500,000	45.01	787,675.00
			Total Buy	-	17,500,000	-	787,675.00
Final Balance
Security/ Derivative	Features of the Securities (2)			Quantity		% of participation
						Same Type / Total	Total
Share	Preferred, nominative, no nominal price and book-entry share			85,847,531		0.13143	0.00002
Share	Common, nominative, no nominal price and book-entry share			11,660		0.00002	0.00002
(1)

In the filling of the form, please exclude the lines which do not contain any information. In the event there is no acquisition/modification of positions to any of the persons mentioned in article 11 of CVM Instruction 358/2002, please send a statement informing it.

(2)	Issuance/series, convertible, simple, terms, guarantees, type/class, etc.
(3)	Quantity times price.

Note: The information by group must be supplied in these consolidated data $#150; members of the Board of Directors, Members of the Board of Officers (which were not included in the group of the Board of Directors), etc.
(*)Price per 1000 shares.
(**) As it refers to Units (one preferred Unibanco share + one preferred B Unibanco Holdings share), the price was divided by two.

CONSOLIDATED FORM
Management and Related Persons$#146; Negotiation $#150; Article 11 $#150; CVM Instruction 358/2002

July 2003
( ) only the following transactions with securities and derivatives, in accordance to article 11 of CVM Instruction 358/2002 were carried out.(1)

( x ) no transactions with securities and derivatives, in accordance with article 11 of CVM Instruction 358/2002 were carried out.

Denomination of the Controlled Company: UNIBANCO HOLDINGS S.A.
Group and Related Persons	( ) Board of Directors	(x) Board of Officers	( ) Audit Committee	( ) Technical or Consultive Bodies
Initial Balance
Security/ Derivative	Features of the Securities (2)		Quantity	% of participation
				Same Type / Total	Total
Share	Preferred, class “B”, nominative, no nominal price and book-entry share		33,333	0.00008	0.00004
Final Balance
Security/ Derivative	Features of the Securities (2)		Quantity	% of participation
				Same Type / Total	Total
Share	Preferred, class “B”, nominative, no nominal price and book-entry share		33,333	0.00008	0.00004

Denomination of the Controlled Company: UNIBANCO-UNIÃO DE BANCOS BRASILEIROS S.A.
Group and Related Persons	( ) Board of Directors	(x) Board of Officers	( ) Audit Committee	( ) Technical or Consultive Bodies
Initial Balance
Security/ Derivative		Features of the Securities (2)	Quantity	% of participation
				Same Type / Total	Total
Share		Preferred, nominative, no nominal price and book-entry share	33,333	0.00005	0.00002
Share		Common, nominative, no nominal price and book-entry share	9,000	0.00001	0
Final Balance
Security/ Derivative		Features of the Securities (2)	Quantity	% of participation
				Same Type / Total	Total
Share		Preferred, nominative, no nominal price and book-entry share	33,333	0.00005	0.00002
Share		Common, nominative, no nominal price and book-entry share	9,000	0.00001	0
(1)

In the filling of the form, please exclude the lines which do not contain any information. In the event there is no acquisition/modification of positions to any of the persons mentioned in article 11 of CVM Instruction 358/2002, please send a statement informing it.

(2)	Issuance/series, convertible, simple, terms, guarantees, type/class, etc.
(3)	Quantity times price.

Note: The information by group must be supplied in these consolidated data $#150; members of the Board of Directors, Members of the Board of Officers (which were not included in the group of the Board of Directors), etc.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: August 14, 2003

UNIBANCO HOLDINGS S.A.

By:	/S/ Geraldo Travaglia Filho
Geraldo Travaglia Filho Chief Financial Officer

By:	/S/ Israel Vainboim
Israel Vainboim Chief Executive Officer and Director

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements.These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.